EXHIBIT 12.1

HSN, Inc.
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(In thousands, except ratios)
		Year Ended December 31,
	2015	2014	2013	2012	2011

Income from continuing operations before income taxes	$268,854	$277,527	$276,141	$219,870	$207,758

Fixed charges:
Interest expense (a)	15,316	7,266	6,718	20,811	31,963
Estimated interest portion of rental expense	8,932	8,269	7,614	7,301	6,860
Total fixed charges	24,248	15,535	14,332	28,112	38,823
Income from continuing operations before income taxes and fixed charges	$293,102	$293,062	$290,473	$247,982	$246,581
Ratio of earnings to fixed charges	12.1	18.9	20.3	8.8	6.4

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.